Exhibit 33.1.2

MANAGEMENT’S ASSERTION OF COMPLIANCE

Management of the Agency and Trust division of Citibank, N.A. (or “Company”) is responsible for assessing compliance with the servicing criteria set forth in Item 1122(d) of Regulation AB promulgated by the Securities and Exchange Commission.

Management has determined that the servicing criteria set forth in Item 1122(d) of Regulation AB are applicable in regard to the servicing platform for the period as follows:

Platform:  Publicly-issued (i.e., transaction-level reporting initially required under the Securities Exchange Act of 1934, as amended) residential mortgage-backed securities issued on or after January 1, 2006, for which the Company provides the following servicing functions (the “Platform”):

•	paying agent, securities administration and trustee; or
•	securities administration and paying agent; or
•	paying agent and trustee; or
•	paying agent

Applicable Servicing Criteria:  All servicing criteria set forth in Item 1122(d), to the extent required by Item 1122(d) servicing criteria in regards to the activities performed by the Company with respect to the Platform as to any transaction, except for the following servicing criteria: 1122(d)(1)(i), 1122(d)(1)(iii)-1122(d)(1)(iv), 1122(d)(2)(iii), 1122(d)(4)(i)-1122(d)(4)(ii) and 1122(d)(4)(iv)-1122(d)(4)(xiv), which management has determined are not applicable to the activities the Company performs with respect to the Platform (the “Applicable Servicing Criteria”).

Period:  Twelve months ended December 31, 2008 (the “Period”).

With respect to the Platform as of and for the Period, the Company’s management provides the following assertion of compliance with respect to the Applicable Servicing Criteria:

•	The Company’s management is responsible for assessing the Company’s compliance with the Applicable Servicing Criteria.

•
The Company’s management has assessed compliance with the Applicable Servicing Criteria.  In making this assessment, management used the criteria set forth by the Securities and Exchange Commission in paragraph (d) of Item 1122 of Regulation AB.

•	Based on such assessment, other than as set forth in Appendix A hereto, the Company has complied, in all material respects, with the Applicable Servicing Criteria.

KPMG LLP, a registered public accounting firm, has issued an attestation report with respect to the Company’s compliance with the Applicable Servicing Criteria as of and for the Period.

CITIBANK, N.A.

By:	/s/ Karen Montbach

Its:	Managing Director - OTS

Dated: February 27, 2009

Appendix A

Material Instances of Noncompliance

1122(d)(2)(i) Payments on pool assets are deposited into the appropriate custodial bank accounts and related bank clearing accounts no more than two business days following receipt, or such other number of days specified in the transaction agreements.  With respect to certain transactions for which the transaction documents require that funds be deposited into the custodial bank accounts on the day funds are received by the Company, funds were not deposited into the custodial bank accounts in accordance with the terms of the transaction documents.

Management Response

1122(d)(2)(i) Payments on pool assets are deposited into the appropriate custodial bank accounts and related bank clearing accounts no more than two business days following receipt, or such other number of days specified in the transaction agreements.  Management believes the process in place ensures with reasonable certainty that although certain funds received by the Company were not deposited in accordance with the timing required by the transaction agreements, these funds were deposited into the custodial account such that any payments to any security holder or to any transaction party were unaffected by the aforementioned delay.